

April 25, 2018

Douglas Sharp
Chief Financial Officer
Insperity, Inc.
19001 Crescent Springs Drive
Kingwood, Texas 77339

  Re: Insperity, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    File No. 001-13998
    Filed February 12, 2018

Dear Mr. Sharp:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and analysis of financial conditions and results of operations
Results of Operations
Revenue, page 37

1. We note your statement that revenue "increased 12.2% in 2017 compared to 2016, due to a 10.2% increase in the average number of worksite employees paid per month and a 1.8%, or $27 increase in revenues per worksite employee per month compared to 2016." Please disclose the underlying reason for the increase in the average number of worksite employees and the increase in revenue per worksite employee.

Gross Profit, page 37

2. We note your disclosure on page 38 where you analyze gross profit and describe benefit

costs and workers' compensation costs fluctuations. It appears that a significant portion of these fluctuations are due to changes in estimates. However, in your prepared remarks of your earnings call on February 12, 2018 you stated, ""Gross profit increased 17% on 10% worksite employee growth as we effectively managed changes in client mix, pricing and direct cost trends. In the payroll tax area, we benefited from the recently passed Small Business Efficiency Act, effective management of our health plan resulted in an increase in benefit cost for covered employee of only 1.2% over 2016 net of plan migration. Workers' compensation costs as a percentage of non-bonus payroll declined slightly from 2016 due to continued discipline around our clients' election and safety and claims management." Please explain to us why your results of operations analysis is inconsistent with your earnings call discussion. Enhance your results of operation discussion to clearly state what percentage of the fluctuation is related to changes in estimates versus changes in business practice (i.e. management effectiveness). Describe the underlying reason for management effectiveness.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Staff Attorney at 202-551-7951 or Kathleen Krebs, Special Councel at 202-551-3350 with any other questions.

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